

Mail Stop 3720

March 23, 2009

Mr. Kenneth L. Dumas
Chief Financial Officer
Chase Corporation
26 Summer Street
Bridgewater, MA 02324

   **RE:** **Chase Corporation**
      **Form 10-K for the year ended August 31, 2008**
      **Filed November 14, 2008**

Dear Mr. Dumas:

   We have reviewed your response letter dated March 13, 2009 and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Security Ownership of Certain Beneficial Owners and Management, page 2

1. We note your response to comment five in our letter dated February 27, 2009. Regardless of whether or not the Edward L. Chase Revocable Trust is a "voting trust or similar agreement," we believe the trustee or trustees should be disclosed since such person or persons appear to have sole or shared voting and investment power. Refer to Instruction 2 to Regulation S-K Item 403 and Rule 13d-3(a). Please identify the trustee or trustees in future filings.

Compensation Discussion and Analysis, page 10

2.      We note your response to comment six in our letter dated February 27, 2009.  In your reproduction of our comment, however, it appears that you have omitted the third sentence which referred to non-GAAP performance measures.  If you use a non-GAAP performance measure, also disclose in future filings how the number is calculated from the company's audited financial statements.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Harrington, Attorney-Advisor, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director